Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Eco Wave Power Ltd.	Israel
Eco Wave Power Gibraltar Ltd.	Gibraltar
Eco Wave Power Mexico, SAPI de CV	Mexico
Eco Wave Power Manzanillo I, SAPI de CV	Mexico
EW Portugal – Wave Energy Solutions, Unipessoal Ida	Portugal
EWF EDF One Ltd.	Israel
Eco Wave Power Australia PTY Ltd.	Australia
Suzhou Eco Wave Power Technology Co. Ltd	China
Eco Wave Power U.S	Delaware, United States